UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

TOUCHPOINT METRICS, INC.
(Name of Issuer)

Common
(Title of Class of Securities)

89156J103
(CUSIP Number)

Peter Loretto
350 – 6165 HWY 17
Delta, British Columbia
Canada V4K 5B8
Telephone: (604) 683-6338
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 89156J103

1.	Names of Reporting Persons.

	Peter Loretto

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b) √

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	1,350,000

8.	Shared Voting Power:	65,000

9.	Sole Dispositive Power:	1,350,000

10.	Shared Dispositive Power:	65,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	√

13.	Percent of Class Represented by Amount in Row (11):	8.39%

14.	Type of Reporting Person (See Instructions):	IN

Item 1.                Security and Issuer

Security:	Common Stock, no par value (“Common Stock”)
(CUSIP No. 89156J103)

Issuer:	Touchpoint Metrics, Inc.
201 Spear Street, Suite 1100
San Francisco, CA 94105

Item 2.            Identity and Background

(a)           Name of Person Filing:  Peter Loretto

(b)           Address:       350-6165 HWY 17
Delta, BC, V4K 5B8

(c)           BUSINESSMAN

(d)           The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors)

(e)           The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The reporting person is a Canadian Citizen

Item 3.                Source and Amount of Funds or Other Consideration.

On December 6, 2011, the reporting person acquired an aggregate amount of 500,000 shares of common shares by way of a private placement for the price of $0.01 per share.

On July 2, 2013, the reporting person acquired an aggregate amount of 300,000 shares of common shares by way of private placement for a price of $0.35 per share.

On July 2, 2013, the reporting person acquired an aggregate amount of 550,000 shares of common shares by way of private placement for a price of $0.35 per share, these shares are registered in the name PCL Holdings Inc. a privately owned company, 100% owned by the reporting person.

On December 12, 2012 the reporting person was authorized voting control over a 100% privately owned company, McLellan Investment Corp.  At that time, McLellan Investment Corp. owned 10,000 common shares of Touchpoint Metrics. Mclellan Investment Corp. currently owns 25,000 shares of Touchpoint Metrics Inc.

On May 5, 2013 The reporting person was authorized voting control over 100% privately owned company, Panorama Ridge Investment Corp. At that time Panorama Ridge owned 80,000 common shares of Touchpoint Metrics. Panorama Ridge currently owns 40,000 shares of Touchpoint Metrics.

Item 4.                Purpose of Transaction.

The Reporting Person acquired the total 1,350,000 Common Shares indicated in Item 3 above between December 6, 2011, and July 2, 2013, by way of private placement. The Reporting person has purchased these securities for investment purposes only.

Item 5.                Interest in Securities of the Issuer.

1.         Peter Loretto

(a)	Amount Beneficially Owned:		1,350,000
	Percent of Class:		8.39%
(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	1,350,000
	(ii)	Shared power to vote or direct the vote:	65,000
	(iii)	Sole power to dispose or direct the disposition of:	1,350,000
	(iv)	Shared power to dispose or direct the disposition of:	65,000

Item 6.                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    NONE

Item 7.            Material to be Filed as Exhibits.

    NONE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 7, 2014	By:	PETER LORETTO
Peter Loretto